UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Courier Corporation

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

222660102

(CUSIP Number)

Suzanne S. Bettman

R.R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, Illinois 60601

(312) 326-8000

with a copy to:

Scott R. Williams

Sidley Austin LLP

One South

Dearborn

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222660102

1	Name of reporting person R.R. Donnelley & Sons Company
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 100% (See Item 4).
	8	Shared voting power 0
	9	Sole dispositive power 100% (See Item 4).
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 100% (See Item 4).
12	Check box if aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100%
14	Type of reporting person (see instructions) CO

Introduction.

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D dated February 5, 2015 (the “Original Statement” and, together with this Amendment No. 1, this “Schedule 13D”) relating to the common stock, par value $1.00 per share (the “Common Stock”) of Courier Corporation, a Massachusetts corporation (“Courier”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Statement. Where disclosure made in one Item in the Original Statement was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of this Schedule 13D. Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

On June 8, 2015, in accordance with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 5, 2015, by and among Courier, R.R. Donnelley & Sons Company, a Delaware corporation (“R.R. Donnelley”), Raven Solutions, Inc., a Massachusetts corporation and a wholly owned subsidiary of R.R. Donnelley (“Merger Sub”), and Raven Ventures LLC, a Massachusetts limited liability company and a wholly owned subsidiary of R.R. Donnelley (“Merger LLC”), Merger Sub merged with and into Courier (the “Merger”), with Courier being the surviving corporation, which Merger was immediately followed by a merger of Courier with and into Merger LLC (the “Subsequent Merger” and, together with the Merger, the “Mergers”), with Merger LLC surviving as a wholly owned subsidiary of R.R. Donnelley. Pursuant to the terms of the voting agreements (the “Voting Agreements”), dated as of February 5, 2015, between R.R. Donnelley and certain individual shareholders of Courier (the “Shareholders”), the Voting Agreements terminated at the effective time of the Merger (the “Effective Time”). Due to these developments, this Amendment No. 1 is the final amendment to the Original Statement by R.R. Donnelley.

The foregoing description of the Merger Agreement, the Voting Agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits to this Schedule 13D and are incorporated herein by reference.

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by R.R. Donnelley, whose principal business address is 35 West Wacker Drive, Chicago, Illinois 60601. R.R. Donnelley is a global provider of integrated communications providing premedia, printing, logistics and business process outsourcing services to clients in virtually every private and public sector.

(a)-(c); (f) The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each of the directors and executive officers of R.R. Donnelley is set forth in Schedule I hereto.

(d)-(e) During the last five years, neither R.R. Donnelley nor, to the knowledge of R.R. Donnelley, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive either (i) an amount in cash equal to $23.00 or (ii) 1.3756 R.R. Donnelley Shares, subject to pro ration, adjustment and certain limitations as set forth in the Merger Agreement (the “Merger Consideration”). No fractional R.R. Donnelley Shares were issued, and cash was paid in lieu thereof. R.R. Donnelley paid approximately $127.5 million in cash and issued 8,000,000 R.R. Donnelley Shares to former holders of Common Stock in connection with the Merger upon the closing. The source of funds for such cash payment was cash on hand.

At the Effective Time, each Courier restricted stock award was cancelled and converted into only the right to receive a lump-sum cash payment (without interest and less any applicable withholding taxes) equal to (i) the product of (A) $23.00 and (B) the number of shares underlying such restricted stock award, plus (ii), pursuant to the applicable award documents, a cash tax assistance payment equal to 30% of the value of the vested restricted stock.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

On June 8, 2015, Merger Sub merged with and into Courier, with Courier surviving the Merger, which Merger was immediately followed by a merger of Courier with and into Merger LLC, with Merger LLC surviving the Subsequent Merger. At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive the Merger Consideration. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of Courier (the “New Common Stock”). At the effective time of the Subsequent Merger, 100% of the New Common Stock was exchanged for 100% of the membership interests in Merger LLC (the “Membership Interests”). As a result of the Mergers, R.R. Donnelley owns 100% of the Membership Interests and Merger LLC is a wholly owned subsidiary of R.R. Donnelley.

Pursuant to the terms of the Merger Agreement and the Voting Agreements, at the Effective Time, the Voting Agreements were terminated and all shares of Common Stock owned by the Shareholders were converted into the Merger Consideration.

On June 8, 2015, Courier notified The NASDAQ Global Select Market (“NASDAQ”) of the effectiveness of the Merger. As a result, trading in Courier Shares on NASDAQ was suspended and NASDAQ filed with the Securities and Exchange Commission an application on Form 25 to remove Courier shares from listing on NASDAQ and from registration under Section 12(b) of the Exchange Act. Courier intends to file a certificate on Form 15 requesting that its reporting obligations under Sections 13 and 15(d) of the Exchange Act be terminated.

Pursuant to the terms of the Merger Agreement, at the Effective Time, all officers and members of the board of directors of Courier were replaced by the officers and directors of Merger Sub, respectively.

Pursuant to the Merger Agreement, at the Effective Time, the articles of organization and bylaws of Merger Sub, as in effect immediately prior to the Merger, became the articles of organization and bylaws of Courier. As noted above, following the Merger, the Subsequent Merger was effected with Courier merging into Merger LLC and Merger LLC surviving the merger as a wholly owned subsidiary of R.R. Donnelley. As a result of the Subsequent Merger, the certificate of organization of Merger LLC was amended and became the certificate of organization of the surviving company. Additionally, the operating agreement of Merger LLC, as in effect immediately prior to the Subsequent Merger, became the operating agreement of the surviving company.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The responses of R.R. Donnelley to rows (7) through (13) of the cover page to this Amendment No. 1 and Item 4 of this Amendment No. 1 are incorporated by reference in this Item 5 as if fully set forth herein.

(c) Except as described in this Amendment No. 1, no transactions in the Common Stock were effected by R.R. Donnelley, or, to the knowledge of R.R. Donnelley, any of the persons listed in Schedule I hereto, during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

As a result of the completion of the Merger, the Voting Agreements terminated in accordance with their terms on June 8, 2015.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1.01	Agreement and Plan of Merger by and among Courier Corporation, R.R. Donnelley & Sons Company, Raven Solutions, Inc. and Raven Ventures LLC, dated as of February 5, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by R.R. Donnelley & Sons Company with the SEC on February 11, 2015).

Exhibit 1.02	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by R.R. Donnelley & Sons Company with the SEC on February 11, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 16, 2015	R.R. Donnelley & Sons Company

	By:	/s/ Suzanne S. Bettman
Suzanne S. Bettman
Executive Vice President, General Counsel and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF R.R. DONNELLEY

Each person’s business address is c/o R.R. Donnelley & Sons Company, 35 West Wacker Drive, Chicago, Illinois 60601.

Name	Principal Occupation
Directors(1)

Thomas J. Quinlan III	President and Chief Executive Officer, R.R. Donnelley & Sons Company

Susan M. Cameron	Chief Executive Officer, Reynolds American, Inc.

Richard L. Crandall	Founder and Chairman, Enterprise Software Roundtable; Managing Director, Arbor Partners, LLC

Susan M. Gianinno	Chairman, Publicis Worldwide, North America

Judith H. Hamilton	None

Jeffrey G. Katz	Chief Executive Officer, Wize Commerce

Richard K. Palmer(2)	Chief Financial Officer, Fiat Chrysler Automobiles (formerly Fiat S.p.A.); Chief Financial Officer, FCA US LLC (formerly Chrysler Group LLC)

John C. Pope	Chairman, PFI Group, LLC

Michael T. Riordan	None

Oliver R. Sockwell	None

Executive Officers(1)

Thomas J. Quinlan III	President and Chief Executive Officer, R.R. Donnelley & Sons Company

Suzanne S. Bettman	Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, R.R. Donnelley & Sons Company

Andrew B. Coxhead	Senior Vice President, Chief Accounting Officer, R.R. Donnelley & Sons Company

Daniel L. Knotts	Chief Operating Officer, R.R. Donnelley & Sons Company

Daniel N. Leib	Chief Financial Officer, R.R. Donnelley & Sons Company

(1)	Except where otherwise noted, all directors and executive officers are citizens of the United States.
(2)	Mr. Palmer is a citizen of the United Kingdom.